FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule
13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of September 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is the following Registrant’s press release:

BOS CEO Shmuel Koren Discusses Growth of RFID applications in interview in the Wall Street Transcript

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: September 2, 2008

BOS CEO Shmuel Koren Discusses Growth of RFID applications in interview in the Wall Street Transcript

RISHON LEZION, Israel, September 2, 2008 (BUSINESSWIRE) B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ:BOSC; TASE: BOSC) a leading provider of comprehensive Mobile and RFID Solutions and Supply Chain Solutions, announced today that the Company’s President and CEO, Shmuel Koren, in an interview in The Wall Street Transcript (TWST), discusses future trends and growth in the RFID market. BOS is a leader in this sector with solutions which work in parallel with both bar code and RFID.

Shmuel stated, “The trend today – and this is very important – is that the RFID market is going to grow rapidly in the next five to six years. According to market research, the market is going to triple itself in the next couple of years. What’s pushing the market to increase continues to be a sharp decline in RFID tag’s pricing as well as regulation. What we mean by regulation, is that the FDA, the FAA, and other regulatory institutions have already approved implementation of RFID systems in hospitals and in aircrafts and in other government facilities. In addition, companies are required to start using RFID technology in order to control and monitor different processes in the organization to get better results. So, these, I think, are the three major trends that push the market to increase the use of RFID. We want to be part of this ballpark”

A copy of the interview may be viewed at the Company’s website at: www.boscorporate.com

To receive a copy of the interview you may also contact Leslie Wolf-Creutzfeldt at lwolf-creutzfeldt@hfgcg.com.

About BOS

B.O.S. Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of:

(i)	Fully integrated Mobile and RFID Solutions that are offered either as stand alone products or as full Solutions combined of:

(a)	Hardware Devices – A Mobile and RFID Infrastructure with an automatic identification and data collection equipment based on RFID and barcode technology; and

(b)	Middleware – A variety of proprietary Servers intended to receive data from Hardware, process it and transfer it to the Software Applications; and

(c)	Software Applications – pointAct application platform for implementation of various business organizational processes.

(ii)	Supply Chain Solutions- reselling electronic systems and components for security, and aerospace manufacturers.

BOS is traded on NASDAQ and on the Tel-Aviv stock exchange. Our website is www.boscorporate.com.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

Israeli Investor Relations – please contact
Kwan Communications
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il

U.S. Investor Relations – please contact
Grayling Global
Ms. Leslie Wolf-Creutzfeldt
+1 +646-284-9472
lwolf-creutzfeldt@hfgcg.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.